Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

CARGO Media Q&A

Q: How will your cargo operations be affected?

A: Although the companies have announced an intent to merge, there are still a lot of items that must be resolved before a transaction is finalized. For now, our companies will continue to operate independently.

Q: Will there be any changes to the cargo core products?

A: We will continue with our current line of products offerings to meet our customer’s needs.

Q: Will there be any changes to the American cargo leadership? Will there be layoffs?

A: It has not yet been announced how, when or if management teams and staff groups will be reorganized. There are no immediate plans for reductions in personnel.

Q: How does the merger affect your strategy and vision for cargo?

A: The merger offers benefits to all key stakeholders of both American Airlines and US Airways. The combined company is expected to maintain all hubs and service to all destinations currently served by American Airlines and US Airways, as well as expand small-city service through the improved connectivity of the combined airline’s global network. As the new American Airlines evolves, we will continue to focus on our customers and operational integrity.

Q: With this announcement, are American and US Airways now one company?

A: No. While the companies have announced their intent to merge, several key items must be resolved before a transaction can be finalized. Our companies will continue to operate independently until a transaction formally closes.

Q: Will the merger be complete before American emerges from Bankruptcy?

A: It is likely that the merger will close at the same time as American’s emergence from bankruptcy.

Q: When will the merger transaction be completed?

A: We expect the combination to be completed in the third quarter of 2013.

Q: Would a merger impact AA’s fleet acquisition and retirement plan?

A: There are a series of steps that have to occur before a merger is completed. Our companies will continue to operate independently until a transaction closes. Once it closes, the new combined carrier will analyze its fleet renewal plan and determine the best strategy. The combined airline, however, will benefit from American’s landmark agreements with Airbus and Boeing, designed to transform the new American Airline’s fleet over four years and solidify its fleet plan into the next decade.

Q: Will you pull out of any cities?

A: The combined company is expected to maintain all hubs and service to all destinations currently served by American Airlines and US Airways. The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries.

Q: Where will the headquarters of the combined company be located?

A: The headquarters will be in Dallas-Fort Worth, with the combined company also keeping a significant presence in Phoenix.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger

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transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ

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materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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